                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*
                                             --


                       Mobley Environmental Services, Inc.
------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                 Class A Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   607419-10-8
------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

     Jeffrey M. Sone, Esquire                            Roger J. Pipes
      Jackson Walker L.L.P.                           GAP Capital, L.L.C.
   901 Main Street, Suite 6000                   6310 Lemmon Avenue, Suite 202
       Dallas, Texas 75202                              Dallas, Texas 75209
         (214)953-6000                                   (214)350-9070
------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                  June 4, 1999
------------------------------------------------------------------------------
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 607419-10-8                  13D                 Page 2 of 19 Pages


------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Capital, L.L.C.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/

------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          0
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 3 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  James A. Mobley, individually and as sole trustee for the
                  Allison Mobley 1995 Trust, Melissa Mobley 1995 Trust and
                  the James A. Mobley 1989 Subchapter S Trust
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           647,517
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          647,517
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 4 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  H. David Hughes, as co-trustee for the John Mobley Family
                  Trust Three and The John Mobley Family Trust
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          0
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 5 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lois Ann Mobley, as co-trustee for the John Mobley
                  Family Trust Three
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          0
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 6 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  T. M. Mobley, individually and as co-trustee for the
                  John Mobley Family Trust Two
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           995,974
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          995,974
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 7 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John Mobley, as sole general partner of Pilot
                  Investments, Ltd.
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           433,454
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          433,454
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 8 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Steven Mobley, as sole trustee for the Andrew Mobley
                  1995 Trust
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           145,300
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          145,300
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 9 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  David Mobley, as co-trustee for the David Mobley
                  Grantor Trust
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           0
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          0
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 607419-10-8                  13D                 Page 10 of 19 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Robert Schleier, as co-trustee for the David Mobley Grantor
                  Trust and as sole trustee for the Janet Mobley GST Trust and the Donna Mobley GST Trust
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)/ /
                                                                        (b)/X/
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

            N/A
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                          / /

------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
------------------------------------------------------------------------------
    NUMBER OF     7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY           180,000
     OWNED BY     ------------------------------------------------------------
       EACH       8       SHARED VOTING POWER
    REPORTING
      PERSON              3,279,508
       WITH       ------------------------------------------------------------
                  9       SOLE DISPOSITIVE POWER

                          180,000
                  ------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                          3,279,508
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,279,508
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11)EXCLUDES CERTAIN SHARES*  / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.5%
------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 607419-10-8                  13D               Page 11 of 19 Pages

SCHEDULE 13D

         The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this
Schedule 13D and incorporated herein by reference.

         The undersigned attempted to satisfy any Schedule 13D filing requirement they may have by the filing of a Schedule 14D-1 and Schedule 13D on June 11, 1999 (the "Statement"). The undersigned are now filing this
Schedule 13D and the Statement is being amended to remove references to the Statement serving the function of a Schedule 13D.

ITEM 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the Class A common stock, par value $0.01 per share (the "Class A Shares") of Mobley Environmental Services, Inc., a Delaware corporation (the "Company" ), which are covered by that certain Lock-Up and Voting Agreement, dated as of June 4, 1999 (the "Lock-Up and Voting Agreement"), by and among GAP Capital, L.L.C., a Texas limited liability company (the "Purchaser"), James A. Mobley, Allison Mobley 1995 Trust, Melissa Mobley 1995 Trust, James A. Mobley 1989 Subchapter S Trust, John Mobley Family Trust Three, John Mobley Family Trust Two, Pilot Investments, Ltd., Andrew Mobley 1995 Trust, T. M. Mobley, David Mobley Grantor Trust, Janet Mobley GST Trust and Donna Mobley GST Trust (collectively, the "Reporting Persons"). The Lock-Up and Voting Agreement was entered into in connection with the execution of the Tender Offer Agreement, dated as of June 4, 1999, between Purchaser and Company (the "Tender Offer Agreement"). Pursuant to the Lock-Up and Voting Agreement, stockholders named therein have agreed to vote any and all of their Class A Shares and their shares of the Class B common stock, par value $0.01 per share (the "Class B Shares") of the Company in favor of a 50,000 to 1 reverse stock split of the Class A Shares and the Class B Shares (the "Reverse Split") in the event such a Reverse Split is to be voted on or otherwise approved at a meeting of the holders of the Class A Shares or the Class B Shares. To date no such proposal has been made and no assurance can be given that any such proposal will be made. The Tender Offer Agreement and the Lock-Up and Voting Agreement are more fully described in Item 4 to this Schedule 13D.

         The address of the principal executive offices of the Company is 111 Congress Avenue, Suite 1400, Austin, Texas 78701, c/o Howard V. Rose.

ITEM 2. IDENTITY AND BACKGROUND. As parties to the Lock-Up and Voting Agreement, the Reporting Persons may be deemed to beneficially own all of the Class A Shares and Class B Shares covered by the Lock-Up and Voting Agreement. This Schedule 13D, therefore, constitutes the joint filing by the Reporting Persons to report the transactions covered by the Lock-Up and Voting Agreement.

         The name, residence or business address and principal occupation of each of the Reporting Persons is set forth below. None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past

CUSIP NO. 607419-10-8                  13D               Page 12 of 19 Pages

five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All of the natural persons who are Reporting Persons are citizens of the United States. GAP Capital, L.L.C. is a Texas limited liability company.


--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
REPORTING PERSON                         PRINCIPAL ADDRESS                     PRINCIPAL OCCUPATION/BUSINESS
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
GAP Capital, L.L.C.                      6310 Lemmon Avenue, Suite 202         Private investments - acquisition
                                         Dallas, TX 75209                      of the Company
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
James A. Mobley, individually and        618 North High Street                 Investor
as sole trustee for the Allison          Longview, TX 75601
Mobley 1995 Trust, Melissa Mobley
1995 Trust and the James A. Mobley
1989 Subchapter S Trust
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
H. David Hughes, as co-trustee for       2801 West 35th Street                 Attorney
the John Mobley Family Trust Three       Austin, TX 78703
and The John Mobley Family Trust
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Lois Ann Mobley, as co-trustee for       2801 West 35th Street                 Housewife
the John Mobley Family Trust Three       Austin, TX 78703
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
T. M. Mobley, individually and as        609 Willow Bend                       Investor
co-trustee for the John Mobley           Kilgore, TX 75662
Family Trust Two
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
John Mobley, as sole general             2801 West 35th Street                 Investor
partner of Pilot Investments, Ltd.       Austin, TX 78703
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Steven Mobley, as sole trustee for       2205 Westover Road                    Investment Banker
the Andrew Mobley 1995 Trust             Austin, TX 78703
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
David Mobley, as co-trustee for          1127 Judson Road, Suite 240           Investor
the David Mobley Grantor Trust           Longview, TX 75601
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
Robert Schleier, as co-trustee for       1127 Judson Road, Suite 240           Attorney
the David Mobley Grantor Trust and       Longview, TX 75601
as sole trustee for the Janet Mobley
GST Trust and the Donna Mobley
GST Trust
--------------------------------------------------------------------------------------------------------------------

CUSIP NO. 607419-10-8                  13D               Page 13 of 19 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. This Schedule 13D is filed pursuant to the Lock-Up and Voting Agreement described in Item 4 of this Schedule 13D. No funds were used by the Reporting Persons in connection with entering into the Lock-Up and Voting Agreement.

ITEM 4. PURPOSE OF TRANSACTION. This Schedule 13D is being jointly filed by the Reporting Persons to report the transactions contemplated by the Tender Offer Agreement and the Lock-Up and Voting Agreement, which contemplate the Purchaser's successful tender offer of the Company's Class A Shares.

         In accordance with the Tender Offer Agreement, Purchaser has offered to purchase all outstanding Class A Shares of the Company, at $0.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Purchaser's offer to purchase and in the related letter of transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer"). The Tender Offer Agreement is incorporated herein as Exhibit A by reference to
Exhibit 1 of the Company's Schedule 14D-9, as filed with the Commission on June 11, 1999 and any description of the Offer or the Tender Offer Agreement is qualified in its entirety by reference thereto.

         Concurrently with the execution and delivery of the Tender Offer Agreement, the Purchaser and the Reporting Persons entered into the Lock-Up and Voting Agreement. The Lock-Up and Voting Agreement provides that the Reporting Persons will not (i) other than gifts to persons who agree to be subject to the terms of the Lock-Up and Voting Agreement, directly or indirectly offer for sale, sell, transfer, tender, convert, exchange, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, conversion, exchange, pledge, encumbrance, assignment or other disposition of, any or all of such Reporting Person's Class A Shares or Class B Shares or any interest therein; (ii) except as contemplated by the Lock-Up and Voting Agreement, grant any proxies or powers of attorney, deposit any Class A Shares or Class B Shares into a voting trust or enter into a voting agreement with respect to any Class A Shares or Class B Shares; or (iii) take any action that would make any representation or warranty of such Reporting Person contained in the Lock-Up and Voting Agreement untrue or incorrect or would have the effect of preventing or disabling such Reporting Person from performing such Reporting Person's obligations under the Lock-Up and Voting Agreement. Moreover, under the Lock-Up and Voting Agreement, the Reporting Persons committed to vote for the Reverse Split. The effect of such a reverse stock split may be to further reduce the number of holders of Class A Shares and Class B Shares; however, as the Company has already filed a Form 15 with the Commission, the Company's reporting obligations and registration status should not be further impacted by the Reverse Split other than by making it less likely that in the near future the number of stockholders of the Company would rise to a level that would require the Company to re-register with the Commission. Assuming the Minimum Condition (as such term is defined in the Tender Offer Agreement) is met, the Purchaser, with the Class A Shares and Class B Shares subject to the Lock-Up and Voting Agreement, will have sufficient votes to approve the Reverse Split. The Lock-Up and Voting Agreement is incorporated

CUSIP NO. 607419-10-8                  13D              Page 14 of 19 Pages

herein as Exhibit B by reference to Exhibit 2 of the Company's Schedule 14D-9, as filed with the Commission on June 11, 1999 and any description of the Lock-Up and Voting Agreement is qualified in its entirety by reference thereto.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. The contents of the cover pages of this Schedule 13D are incorporated by reference into this Item 5 for each Reporting Person. Additionally, none of the Reporting Persons had any transactions in the securities of the Company 60 days prior to June 4, 1999 (the date of the event which requires filing this Statement).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Except as set forth herein, to the knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any Reporting Persons and any other person with respect to any securities of the Company.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits:

         Exhibit A:        Tender Offer Agreement, dated as of June 4, 1999,
                           between GAP Capital, L.L.C. and Mobley
                           Environmental Services, Inc. (incorporated by reference as Exhibit 1 of Mobley Environmental
                           Services' Schedule 14D-9, as filed with the Commission on June 11, 1999).

         Exhibit  B:       Lock-Up and Voting Agreement, dated as of June 4,
                           1999, between GAP Capital, L.L.C. and certain stockholders of Mobley Environmental Services,
                           Inc. (incorporated by reference as Exhibit 2 of Mobley Environmental Services' Schedule 14D-9, as filed with the Commission on June 11, 1999).

CUSIP NO. 607419-10-8                  13D               Page 15 of 19 Pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 13, 1999
                                       GAP CAPITAL, L.L.C.,
                                       a Texas limited liability company


                                       By:       /s/ Roger J. Pipes
                                              ------------------------
                                              Roger J. Pipes, Manager


                                       /s/ James A. Mobley
                                       -------------------------------
                                       James A. Mobley



                                       ALLISON MOBLEY 1995 TRUST



                                       By:        /s/ James A. Mobley
                                              --------------------------
                                              James A. Mobley, Trustee



                                       MELISSA MOBLEY 1995 TRUST

                                       By:        /s/ James A. Mobley
                                              --------------------------
                                              James A. Mobley, Trustee

CUSIP NO. 607419-10-8                  13D                Page 16 of 19 Pages

                                       JAMES A. MOBLEY 1989 SUBCHAPTER S TRUST



                                       By:       /s/ James A. Mobley
                                              -----------------------------
                                              James A. Mobley, Trustee


                                       JOHN MOBLEY FAMILY TRUST THREE



                                       By:        /s/ Lois Ann Mobley
                                              ---------------------------
                                              Lois Ann Mobley, Trustee


                                        By:      /s/ H. David Hughes
                                              ---------------------------
                                              H. David Hughes, Trustee



                                       JOHN MOBLEY FAMILY TRUST TWO



                                       By:       /s/ T. M. Mobley
                                              ---------------------------
                                              T. M. Mobley, Trustee


                                       By:       /s/ H. David Hughes
                                              ---------------------------
                                              H. David Hughes, Trustee



                                       PILOT INVESTMENTS, LTD.



                                       By:        /s/ John Mobley
                                              ----------------------------
                                              John Mobley, General Partner

CUSIP NO. 607419-10-8                  13D               Page 17 of 19 Pages

                                       ANDREW MOBLEY 1995 TRUST



                                       By:        /s/ Steven M. Mobley
                                              -----------------------------
                                              Steven M. Mobley, Trustee



                                       /s/ T. M. Mobley
                                       ------------------------------------
                                       T. M. Mobley



                                       DAVID MOBLEY GRANTOR TRUST



                                       By:          /s/ David Mobley
                                              -------------------------------
                                              David Mobley, Trustee



                                       By:         /s/ Robert Schleier
                                              -------------------------------
                                              Robert Schleier, Trustee



                                       JANET MOBLEY GST TRUST



                                       By:         /s/ Robert G. Schleier
                                              --------------------------------
                                              Robert G. Schleier, Trustee



                                       DONNA MOBLEY GST TRUST



                                       By:         /s/ Robert G. Schleier
                                              --------------------------------
                                              Robert G. Schleier, Trustee

CUSIP NO. 607419-10-8                  13D                Page 18 of 19 Pages

                                    Exhibit A

Tender Offer Agreement, dated as of June 4, 1999, between GAP Capital, L.L.C. and Mobley Environmental Services, Inc. (incorporated by reference as Exhibit 1 of Mobley Environmental Services' Schedule 14D-9, as filed with the Commission on June 11, 1999).

CUSIP NO. 607419-10-8                  13D                Page 19 of 19 Pages

                                    Exhibit B

Lock-Up and Voting Agreement, dated as of June 4, 1999, between GAP Capital, L.L.C. and certain stockholders of Mobley Environmental Services, Inc. (incorporated by reference as Exhibit 2 of Mobley Environmental Services'
Schedule 14D-9, as filed with the Commission on June 11, 1999).